Exhibit 99.1

VIA optronics Reports Unaudited Second Quarter 2021 Results

Total Q2 2021 revenue rose 11.5% year over year

Nuremberg, Germany: September 9, 2021 - VIA optronics AG (NYSE: VIAO) (“VIA”), a leading supplier of interactive display systems and solutions, today announced unaudited financial results for the second quarter ended June 30, 2021. The results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.

“We are pleased to announce that we achieved increasing revenue despite global component shortages. Furthermore, with our growing project pipeline we continue to be well prepared to further increase our revenue in the growing market segments we serve,” said Jürgen Eichner, CEO & Founder of VIA. “The accelerated transformation to a carbon neutral economy is creating a strong tailwind for the electric-vehicle (EV) market and we expect EV manufacturers to increasingly adopt one or more advanced infotainment panels in their vehicles. For those accelerating needs we can provide the most advanced solutions, such as applying leading edge cold form technology for display glass.”

Second Quarter 2021 Financial Highlights

●	Total revenue of €43.7 million increased 11.5% year-over-year
●	Display Solutions revenue of €37.4 million increased 14.7% year-over-year
●	Sensor Technologies revenue of €6.3 million decreased 4.5% year-over-year
●	Gross profit margin of 14.0% compared to 13.3% in the second quarter of 2020
●	Net loss of €4.1 million, or a loss of €0.91 per basic and diluted share, compared to net loss of €0.02 million, or loss of €0.01 per basic and diluted share, in the second quarter of 2020.
●	EBITDA of €(1.7) million compared to €2.6 million in the second quarter of 2020

“We achieved strong revenue growth from our automotive customers, confirming our approach of investing in this sector. In line with our strategy, we acquired Germaneers, a high-tech engineering company focusing on state of the art automotive system integration and user interfaces. Germaneers will further enhance our ability to offer advanced systems integration solutions to our customer base and provides us with significant growth potential. In addition, we entered into a strategic partnership with SigmaSense to develop displays which enable innovative gesture and proximity capabilities for touchs creens,” said Dr. Markus Peters, CFO of VIA.

Second Quarter 2021 Financial Summary

Total revenue of €43.7 million increased 11.5% from € 39.2 million in the second quarter of 2020. The increase was driven by growth in our Display Solutions segment. Display Solutions revenue of €37.4 million increased by 14.7% from €32.6 million in the second quarter of 2020, driven by strong growth in automotive revenue as well as increased industrial sales. Sensor Technologies revenue of €6.3 million decreased by 4.5% from €6.6 million in the second quarter of 2020, due to a more challenging environment in the consumer end market mainly caused by a shortage of LCD panels.

Gross profit margin increased to 14.0% from 13.3% in the second quarter of 2020. Display Solutions gross profit margin of 10.7% slightly decreased from 11.0% in the second quarter of 2020, primarily driven by a change in the sales mix. Sensor Technologies gross profit margin of 33.3% rose from 25.8% in the second quarter of 2020, primarily driven by enhanced utilization of existing internal production capacities.

Research and development expenses increased to €2.0 million from €0.5 million in the second quarter of 2020 due largely to our focus on developing products for the automotive sector. Selling expenses increased slightly to €1.2 million from €1.1 million in the second quarter of 2020. General and administrative expenses of €4.9 million increased from €3.2 million, reflecting public company and M&A-related expenses.

The effects detailed above also drove our operating loss of €3.0 million compared to operating income of €0.9 in the second quarter 2020.

Net loss of €4.1 million, or a loss of €0.91 per basic and diluted share, compared to net loss of €0.02 million, or loss of €0.01 per basic and diluted share, in the second quarter of 2020.

EBITDA of €(1.7) million compared to EBITDA of €2.6 million in the second quarter of 2020. Display Solutions EBITDA of €(3.3) million compared to EBITDA of €1.0 million in the second quarter of 2020. Sensor Technologies EBITDA of €1.6 million compared to EBITDA of €1.6 million in the second quarter of 2020.

For information regarding the non-IFRS financial measures discussed in this release, please see "Non-IFRS Financial Measures" including a reconciliation of EBITDA on a consolidated basis to operating income (loss), the comparable IFRS measure, as well a reconciliation of EBITDA on a segment basis in the Segment Information section below.

Allocation of Costs

In connection with the preparation of the unaudited financial results for the second quarter ended June 30, 2021, management reviewed the allocation of certain expense items and, beginning this quarter, has decided to adjust the allocation primarily resulting in a reallocation of specific personnel costs from general and administrative expenses to selling expenses and research and development expenses, respectively. No adjustments were made to historical periods as the impact of a retrospective reallocation of expenses on the historical periods is immaterial. Historically reported EBITDA results are not affected by the reallocation.

Specifically:

●	for the three months ended June 30, 2020, a retrospective application of the reallocations would have had no impact on gross profit or operating (loss)/income and would have resulted in a decrease in general and administrative expenses of approximately €0.2 million and an increase in research and development expenses of approximately €0.1 million and an increase in selling expenses of approximately €0.1 million.
●	for the six months ended June 30, 2020, a retrospective application of the reallocations would have had no impact on gross profit or operating (loss)/income and would have resulted in a decrease in general and administrative expenses of approximately €0.16 million and an increase in research and development expenses of approximately €0.12 million and an increase in selling expenses by approximately €0.04 million
●	for the three months ended March 31, 2021, a retrospective application of the reallocations would have reduced gross profit by approximately €0.1 million (due to the allocation of certain expenses from other expenses to costs of sales) and would have resulted in a decrease in general and administrative expenses of approximately €0.5 million, an increase in research and development expenses of approximately €0.4 million, and an increase in selling expenses of approximately €0.1 million, respectively.

Outlook

For the third quarter of 2021, VIA expects to achieve total revenue of €45 million to €50 million. For full year 2021, the Company expects revenue growth of about 20% compared to 2020. VIA expects the financial results for the full year 2021 will significantly depend on the development of global component shortages and the resulting effect on the Company’s supply chain rather than reduced demand in the market for VIA’s products. These projections also reflect continued uncertainty related to the ongoing impact of COVID-19. These forward-looking statements are based on current expectations and actual results may differ materially. Please refer to the note below on the forward-looking statements and the risks involved with such statements. VIA optronics disclaims any obligation to update these forward-looking statements.

Further information on the Company can be found in its Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”), which the Company has filed with the U.S. Securities and Exchange Commission (SEC). You can access a PDF version of the Annual Report at VIA optronics` Investors Relations website, https://investors.via-optronics.com/investors/financial-and-filings/annual-reports/default.aspx. A hard copy of the audited consolidated financial statements can also be requested free of charge by contacting the investor relations team via the information provided below.

Change of Auditor

VIA’s audit committee has recommended to the supervisory board that it propose PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PWC) and BDO AG Wirtschaftsprüfungsgesellschaft AG with a preference for PWC as the Company’s auditor for election at the Company’s upcoming annual general meeting. The Company’s current auditor, Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (EY), has resigned effective upon completion of its contractual term, which is the date hereof.

The reports of EY on VIA’s consolidated financial statements of as of and for the years ended December 31, 2020 and 2019 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.  During the years ended December 31, 2020 and 2019, and the subsequent interim period from January 1, 2021 through June 30, 2021: (i) the Company did not have disagreements with EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years, and (ii) there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F, except for the material weaknesses in the Company’s internal control over financial reporting as disclosed in the Company’s annual report on Form 20-F filed with the SEC on April 29, 2021. VIA will authorize EY to respond fully to the inquiries of the newly elected auditor concerning such material weaknesses.

Conference Call

VIA will host a conference call to discuss its results and will provide a corporate update at 2:30 p.m. Central European Time / 8:30 a.m. Eastern Time today, September 9, 2021 The live webcast of the call can be accessed at the VIA Investor Relations website at https://investors.via-optronics.com, along with the company's earnings press release. The dial-in numbers for the call are +1 760-294-1674 (USA), +44 203-059-8128 (UK), or +49 695-660-36000 (Germany). Please ask to be connected to the VIA optronics AG call. An archived version of the webcast will be available on the VIA Investor Relations website.

About VIA:

VIA is a leading provider of enhanced display solutions for multiple end-markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications as well as demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras and other hardware components. VIA’s intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor and camera module technologies provide enhanced display solutions that are built to meet the specific needs of its customers.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement,, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

Our management and supervisory boards utilize both IFRS and non-IFRS measures in a number of ways, including to facilitate the determination of our allocation of resources, to measure our performance against budgeted and forecasted financial plans and to establish and measure a portion of management's compensation.

The non-IFRS measures used by our management and supervisory boards include:

EBITDA, which we define as net profit (loss) calculated in accordance with IFRS before financial result, taxes, depreciation and amortization; for purposes of our EBITDA calculation, we define "financial result" to include financial result as calculated in accordance with IFRS and foreign exchange gains (losses) on intercompany indebtedness

Our management and supervisory boards believe these non-IFRS measures are helpful tools in understanding certain aspects of our financial performance and are important supplemental measures of operating performance because they eliminate items that may have less bearing on our operating performance and highlight trends that may not otherwise be apparent when relying solely on IFRS financial measures. As an example, our acquisition of VTS in 2018 included acquisition-related costs, such as costs attributable to the consummation of the transaction and integration of VTS as a consolidated subsidiary (composed substantially of professional services fees, including legal, accounting and other consultants) and any transition compensation costs, and were not considered to be related to the continuing operation of VTS's business and are generally not relevant to assessing or estimating the long-term performance of VTS. We also believe that these non-IFRS measures are useful to investors and other users of our financial statements in evaluating our performance because these measures are the same measures used by our management and supervisory boards for these purposes.

Investor Relations

The Blueshirt Group

Monica Gould

Monica@blueshirtgroup.com

212-871-3927

Lindsay Savarese

Lindsay@blueshirtgroup.com

212-331-8417

Media Contact

Alexandra Müller-Plötz

Amueler-ploetz@via-optronics.com

+49 911 597 575-302

VIA optronics AG

Consolidated Statement of Financial Position

	June 30,	December 31,
Millions of EUR	2021	2020
Assets

Non-current assets	26.6	21.5
Intangible assets	4.9	4.1
Property and equipment	20.9	16.8
Other financial assets	0.1	0.2
Deferred tax assets	0.7	0.4

Current assets	124.8	128.4
Inventories	28.5	17.3
Trade accounts receivables	30.8	26.4
Current tax assets	0.2	0.1
Other financial assets	—	—
Other non-financial assets	5.9	3.6
Cash and cash equivalents	59.4	81.0

Total assets	151.4	149.9

Equity and liabilities

Equity attributable to equity holders of the parent	73.2	77.6
Share capital	4.5	4.5
Subscribed capital	—	—
Capital reserve	83.3	83.4
(Accumulated Deficit) / Retained earnings	(15.1)	(9.9)
Currency translation reserve	0.5	(0.4)

Non-controlling interests	0.5	0.3

Total Equity	73.7	77.9

Non-current liabilities	10.4	9.3
Loans	1.6	1.6
Provisions	0.1	0.1
Lease liabilities	8.7	7.6
Deferred tax liabilities	—	—

Current liabilities	67.3	62.7
Loans	24.4	20.6
Trade accounts payable	29.9	30.6
Current tax liabilities	1.0	1.3
Provisions	1.0	0.6
Lease liabilities	1.8	1.6
Other financial liabilities	4.5	4.1
Other non-financial liabilities	4.7	3.9

Total equity and liabilities	151.4	149.9

VIA optronics AG

Consolidated Statements of Operations Data

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Millions of EUR	2021	2020	2021	2020
Revenue	43.7	39.2	85.1	64.9

Cost of sales	(37.6)	(34.0)	(74.2)	(55.2)

Gross profit	6.1	5.2	10.9	9.7

Selling expenses	(1.2)	(1.1)	(2.6)	(2.2)

General administrative expenses	(4.9)	(3.2)	(9.6)	(6.4)

Research and development expenses	(2.0)	(0.5)	(3.0)	(1.1)

Other operating income	—	1.1	4.3	1.6

Other operating expenses	(1.0)	(0.6)	(3.6)	(1.2)

Operating (loss)/income	(3.0)	0.9	(3.6)	0.4

Financial result	(0.3)	(0.3)	(0.5)	(0.7)

(Loss)/Profit before tax	(3.3)	0.6	(4.1)	(0.3)

Income tax expenses	(0.6)	(0.4)	(0.9)	(0.6)

Net (loss)/profit after taxes from continuing operations	(3.9)	0.2	(5.0)	(0.9)
Adjustments:
Financial result	(0.3)	(0.3)	(0.5)	(0.7)

Foreign exchange gains (losses) on intercompany indebtedness	—	—	—	—

Income tax expenses	(0.6)	(0.4)	(0.9)	(0.6)

Depreciation	(1.3)	(1.7)	(3.1)	(3.5)

EBITDA	(1.7)	2.6	(0.5)	3.9

VIA optronics AG

Earnings Per Share

	Three	Three
	Months	Months
	Ended	Ended
	June 30,	June 30,
EUR	2021	2020
Income/(loss) after taxes from continuing operations (attributable to VIA optronics AG shareholders)	(4.1)	(0.02)
Weighted average of shares outstanding	4,530,701	3,000,000
Earnings/(loss) per share in EUR (basic and diluted)	(0.91)	(0.01)

VIA optronics AG

Segment Information

2021:

Six Months Ended
June 30, 2021	Display	Sensor	Total	Consolidation	Consolidated
Millions of EUR	Solutions	Technologies	segments	adjustments	Total
External revenues	73.1	12.0	85.1	—	85.1

Inter-segment revenues	—	2.3	2.3	(2.3)	—

Total revenues	73.1	14.3	87.4	(2.3)	85.1

Gross profit	7.6	3.3	10.9	—	10.9

Operating income (loss)	(4.7)	1.1	(3.6)	—	(3.6)

Depreciation and amortization	1.6	1.5	3.1	—	3.1

EBITDA	(3.1)	2.6	(0.5)	—	(0.5)

Three Months Ended
June 30, 2021	Display	Sensor	Total	Consolidation	Consolidated
Millions of EUR	Solutions	Technologies	segments	adjustments	Total
External revenues	37.4	6.3	43.7	—	43.7

Inter-segment revenues	—	1.2	1.2	(1.2)	—

Total revenues	37.4	7.5	44.9	(1.2)	43.7

Gross profit	4.0	2.1	6.1	—	6.1

Operating income (loss)	(4.1)	1.1	(3.0)	—	(3.0)

Depreciation and amortization	0.8	0.5	1.3	—	1.3

EBITDA	(3.3)	1.6	(1.7)	—	(1.7)

2020:

Six Months Ended
June 30, 2020	Display	Sensor	Total	Consolidation	Consolidated
Millions of EUR	Solutions	Technologies	segments	adjustments	Total
External revenues	53.3	11.6	64.9	—	64.9

Inter-segment revenues	—	1.6	1.6	(1.6)	—

Total revenues	53.3	13.2	66.5	(1.6)	64.9

Gross profit	7.7	2.1	9.8	(0.1)	9.7

Operating income (loss)	0.2	0.2	0.4	—	0.4

Depreciation and amortization	1.2	2.3	3.5	—	3.5

EBITDA	1.4	2.5	3.9	—	3.9

Three Months Ended
June 30, 2020	Display	Sensor	Total	Consolidation	Consolidated
Millions of EUR	Solutions	Technologies	segments	adjustments	Total
External revenues	32.6	6.6	39.2	—	39.2

Inter-segment revenues	—	1.0	1.0	(1.0)	—

Total revenues	32.6	7.6	40.2	(1.0)	39.2

Gross profit	3.6	1.7	5.3	(0.1)	5.2

Operating income (loss)	0.4	0.5	0.9	—	0.9

Depreciation and amortization	0.6	1.1	1.7	—	1.7

EBITDA	1.0	1.6	2.6	—	2.6